“Exemptions no. 82-3998”

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Disclosure requirement – Medicult ASA

Orkla ASA owns 3.110.100 shares in Medicult ASA. This represents 10.95% of outstanding shares in the company. Orkla ASA has been assigned voting rights based on proxies for 1.625.000 shares in Medicult ASA. The proxies apply exclusively to the extraordinary general meeting in Medicult ASA on 10 June 2009. This entails that Orkla ASA have the right to vote for a total of 4.735.100 shares in Medicult ASA on the extraordinary general meeting on 10 June 2009. This represents 16.68% of outstanding shares in the company.

Orkla ASA,
Oslo, 27 May 2009

Contact:
Siv Merethe S. Brekke, VP Orkla Investor Relations, Tel: +47 2254 4455

dlw 7/20

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Corporate Assembly meeting

Orkla's Corporate Assembly held a meeting on 27 May 2009.

Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet, Bjørg Ven, Lennart Jeansson, Peter Ruzicka and Kristin Skogen Lund were re-elected as members of the Board of Directors.

Stein Erik Hagen was re-elected as Chairman of the Board of Directors and Svein S. Jacobsen was re-elected as Deputy Chairman.

All of the above were re-elected for a period of one year, until the first meeting of the Corporate Assembly after the annual general meeting in 2010.

The Board of directors of Orkla ASA is unchanged and consist of the following shareholder-elected members:

Stein Erik Hagen (Chairman of the Board)
Svein S. Jacobsen (Deputy Chairman)
Åse Aulie Michelet
Bjørg Ven
Lennart Jeansson
Peter Ruzicka
Kristin Skogen Lund

Orkla ASA,
Oslo, 28 May 2009

Contact person:
Knut Brundtland, Chairman of the Corporate Assembly in Orkla ASA
Phone: +47 4006 2020

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Orkla ASA – Sale of own holding in bond ORK03

Orkla ASA has sold NOK 200 million of its treasury holding of 6,54% Orkla 03/13, ISIN NO 10177538 (ORK 03). After this transaction, the outstanding volume in the market is NOK 1100 million, whereas NOK 400 million is held in Orkla's treasury.

Orkla ASA,
Oslo, 28 May 2009

Contacts:
Rune Helland, SVP Investor Relations, tel: 22 2254 4411
Geir Solli, SVP Finance, Tel: +47 2254 4461

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Options issued

According to the resolution adopted by the General Meeting on 23 April 2009, 6,525,000 options for executive management and key personnel have been issued today. According to Orkla's option regulations the exercise price is set 10 % higher than close price the day after the release of the first quarter results. This gives an exercise price of NOK 52.36. The options have 6 years maturity terms, and may be exercised in the last three years.

The list of primary insiders that this transaction concerns is attached herewith.

After these transactions, the total number of options issued in Orkla shares is now 16,936,000 in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 900,000 underlying shares related to the option programmes.

Orkla owns 11,917,004 treasury shares.

Orkla ASA
Oslo, 22 May 2009

Contact:
Ole Kristian Lunde, SVP Corporate Communication, Tel: +47 909 43135

Name	Issued 2009	Total options after the transaction	Synthetic options	Total	Shares owned
Erik R Barkald	45 000	95 000	-	95 000	15 215
Geir Aarseth	30 000	75 000	-	75 000	11 486
Fridthjof Røer	30 000	90 000	-	90 000	3 866
Ole Kristian Lunde	15 000	60 000	-	60 000	6 135
Karl Otto Tveter	50 000	130 000	-	130 000	31 185
Håkon Mageli	50 000	140 000	-	140 000	51 736
Jan Thomsen	40 000	100 000	-	100 000	36 712
Dag J Opedal	170 000	1 470 000	60 000	1 530 000	307 899
Roar Engeland	100 000	815 000	-	815 000	144 004
Terje Andersen	90 000	235 000	-	235 000	34 493
Hilde Myrberg	70 000	185 000	-	185 000	11 262
Torkild Nordberg	110 000	417 500	-	417 500	45 551
Bjørn M Wiggen	100 000	335 000	-	335 000	77 464